

Mail Stop 4631

July 13, 2009

Martin Kroll
Chief Financial Officer
Essex Rental Corp.
1110 Lake Cook Road, Suite 220
Buffalo Grove, Illinois 60089

> **Re: Essex Rental Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 0-52459**

Dear Mr. Kroll:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

General

1.   We note your disclosure that the aggregate market value of the voting and non-voting common equity of your company held by non-affiliates as of June 30, 2008 was $101,659,500. Therefore, you appear to be an accelerated filer rather than a smaller reporting company. In future filings, please check the correct box on the cover of your periodic reports, conform your disclosures accordingly throughout the filing by complying with the requirements applicable to accelerated filers, and

adhere to the proper filing deadlines applicable to accelerated filers. See Rule 12b-2 of the Exchange Act.

Item 1. Business, page 1
Used equipment sales, page 5

2.   In future filings, please disclose the revenue generated from the sale of equipment.

Competition, page 9

3.   In future filings, please provide a better sense of your competitive position, to the extent practicable, by disclosing the percentage of the market that you have versus your major competitors. Additionally, in future filings, discuss the significance of your position as the only national crane rental services company that focuses exclusively on lattice-boom crawler cranes and attachments. For instance, discuss the competitive advantages and/or disadvantages of this exclusive focus. See Item 101(c)(x) of Regulation S-K.

Government Regulation, page 10

4.   In future filings, please disclose material ongoing expenses associated with the investigation and remediation activities at your properties. See Item 101(c)(xii) of Regulation S-K.

Availability of Information, page 11

5.   In future filings, please disclose the information required under Item 101(e)(3) and (e)(4) of Regulation S-K.

Item7. MD&A
Liquidity and Capital Resources, page 38

6.   Please revise future filings to:
        • Disclose and discuss the cash flows of the predecessor;
        • Disclose the amount or range of anticipated capital expenditures, including rental equipment, for the next fiscal year; and
        • Provide a tabular presentation of contractual obligations, including estimated interest payments.
        Refer to Item 303 of Regulation S-K.

Item 9A. Controls and Procedures, page 43

7.   Supplementally, please tell us how you have determined that your disclosure
controls and procedures are effective in light of your discussion regarding your
internal control over financial reporting and your disclosure in the last paragraph
on page 15.

Exhibits, pages 45-47

8.   We note your disclosures on pages 11 and 13 that you are dependent on two
suppliers for your cranes. Please tell us supplementally whether you have entered
into supplier agreements with these companies, and if you have, please explain
why you have not filed the agreements as exhibits. See Item 601(b)(10) of
Regulation S-K.

Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Stockholders' Equity, page F-8

9.   Please revise future filings to disclose and discuss your basis for accounting for
the "effective" conversion of the retained interests in Essex Holdings as equity.

Note 2. Summary of Significant Accounting Policies
Spare Parts Inventory, Rental Equipment, and Property and Equipment, page F-19

10.   Please revise your accounting policies in future filings to clarify what the
"Company's capitalization criteria" are in regards to when equipment and related
costs are capitalized.

11.   In regard to rental equipment, please revise future filings to quantify amounts
capitalized as equipment improvements and amounts expensed as ordinary repair
and maintenance costs during each period presented.

Goodwill and Other Intangible Assets, page F-20

12.   With a view towards future disclosure, please help us better understand the
specific facts and circumstances that resulted in you determining the amount of
goodwill you recorded when you acquired Essex Holding and determining the
amount of the goodwill impairment you recorded as of December 31, 2008.
Specifically, please address following:
*   Provide a comprehensive summary of the specific assumptions you used
    to negotiate the purchase price and that advisors used to assess the fairness
    of the purchase price when you acquired Essex Holdings;
*   Provide a comprehensive discussion of your allocation of the purchase
    price to the assets and liabilities you acquired and your determination of

> goodwill. Also, reconcile the amount of goodwill you recorded and the amount of goodwill you estimated in the pro forma financial statements provided in the proxy statement;
>
> - Provide a comprehensive summary of the specific assumptions you used to determine that goodwill was impaired and that resulted in you writing-off the entire goodwill balance at December 31, 2008;
> - Provide a comprehensive explanation of the reasons for any changes in assumptions that occurred during the two months ended December 31, 2008;
> - Tell us when the purchase price for Essex Holdings was negotiated and finalized. Also, tell us if there was any re-negotiation of that price prior to October 31, 2008; and
> - Tell us the minimum purchase price that was required for an acquisition based on the provisions of the initial SPAC offering.

Note 3. Rental Equipment, page F-24

13.   Please revise future filings to provide, to the extent applicable, the disclosures required by paragraphs 23(b)(i), (ii) and (iii) of SFAS 13. In this regard, it appears to us that you may have more than one major class of property and that you have lease agreements with terms of 6-18 months. If all your leases are cancelable, please disclose that fact.

Note 7. Revolving Credit Facility
Loan Covenants and Compliance, page F-28

14.   Please revise future filings to disclose the maturity date of the revolving credit facility and the available borrowing base threshold under which the debt covenants become active.

15.   To the extent that future non-compliance of any debt covenant is reasonably likely, please revise future filings to disclose and discuss the specific terms of any such covenants as well as the terms of your most significant and restrictive covenants in MD&A. Your disclosures should include actual ratios/amounts for each period and the most restrictive required ratios/amounts. Your disclosures should also address the risks and potential consequences of not complying with your debt covenants. Such disclosures may help investors understand the magnitude of and trends associated with actual and required ratios/amounts. See Sections I.D and IV.C of Release No. 33-8350, Interpretation-Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations on our website at http://www.sec.gov/rules/interp/33-8350.htm#P180_57133.

Note 10. Income Taxes, page F-32

16.   Please explain to us, and revise future filings to clarify, if there are limits on your ability to utilize NOL carry-forwards due to the change in ownership that occurred as a result of the acquisition.

Note 11. Stock Based Compensation, page F-35

17.   Please revise future filings to disclose the exercise price of outstanding options as required by SFAS 123(R).

Note 15. Summarized Quarterly Financial Data, page F-37

18.   Please revise future filings to disclose gross profits as required by Item 302 of Regulation S-K.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

Item 4. Controls and Procedures, page 26

19.   Please confirm, and revise future filings to clarify, that your assessment of effectiveness is based on the complete two-part definition of disclosure controls and procedures consistent with the disclosure in your Form 10-K. Please be advised that if you continue to include the definition of disclosure controls and procedures in your conclusion you should include the entire definition. Alternatively, you may simply state that your disclosure controls and procedures are "effective" or "ineffective", whichever the case may be, without defining them. See Item 307 of Regulation S-K.

Exhibit 31

20.   Please revise future filings to conform the wording of your Section 302 certifications to the exact wording in Item 601(31) of Regulation S-K consistent with the certifications in your Form 10-K. In this regard, please delete the officers' title in the first line, as they are signing the certifications in a personal capacity, and delete the words "quarterly."

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

Compensation Committee, page 6

21.   In future filings, please disclose all of the information regarding executive and director compensation, related person transactions, and corporate governance required of accelerated filers. Please refer to Items 402, 404, and 407 of Regulation S-K as well as Commission Release No. 33-8732A.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Anne McConnell, Senior Staff Accountant at (202) 551-3709 if you have questions regarding the financial statements or related issues, or Chambre Malone, Staff Attorney, at (202) 551-3262 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions regarding our comments.

Sincerely,

Terence O'Brien
Accounting Branch Chief